Exhibit 99.B(h)(2)

ADVISER MANAGED TRUST

EXPENSE LIMITATION AGREEMENT

This Agreement, dated as of November 30, 2013 by and between Adviser Managed Trust (the “Trust”), on behalf of the Tactical Offensive Equity and Tactical Offensive Fixed Income Funds (the “Funds”) and SEI Investments Global Funds Services (the “Administrator”).

WHEREAS, the Trust is a Delaware statutory trust, and is registered as an open-end management company of the series type under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Funds are series of the Trust;

WHEREAS, the Trust and the Administrator have entered into an Administration and Transfer Agency Agreement dated December 10, 2011 (the “Administration Agreement”), pursuant to which the Administrator provides administrative and transfer agency services to the Funds for compensation based on the value of the average daily net assets of the Funds;

WHEREAS, the Administrator and/or its affiliates agree to waive and/or to reimburse expenses of the Funds as necessary to keep total operating expenses (excluding trustee fees, interest, taxes and certain non-routine expenses) of the Funds from exceeding the annual rates as specified in Schedule A hereto; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interest of the Funds and its shareholders to maintain the expenses of the Funds at a level below the level to which the Funds may normally be subject.

NOW THEREFORE, the parties hereto agree as follows:

1.                                      Expense Limitation.

Until such time as this Agreement is terminated in accordance with Section 2 of this Agreement, the Administrator agrees that, to the extent that ordinary operating expenses incurred by a Fund in any fiscal year, including, but not limited to, investment advisory fees of the Adviser (but excluding nonrecurring account fees, fees on portfolio transactions, such as exchange fees, dividends and interest on securities sold short, fees and expenses of pooled investment vehicles that are held by the Funds (i.e., “acquired fund fees and expenses “ as such term is used in Form N-1A), service fees, interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, trustee fees, and other non-routine expenses or extraordinary expenses not incurred in the ordinary course of the Fund’s business), exceed an annual rate as specified in Schedule A, such excess amount will be reimbursed by the Administrator and/or its affiliates or the Administrator and/or its affiliates will waive their respective fees.

2.                                      Term and Termination of Agreement.

This Agreement shall be effective on the effective date of this Agreement and shall continue in effect until November 30, 2014.  The Agreement may be amended or terminated only with the consent of the Board of Trustees of the Trust.

3                                         Miscellaneous.

3.1.                            Interpretation.  Nothing herein contained shall be deemed to require the Trust or the Funds to take any action contrary to the Trust’s Agreement and Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds. The parties to this Agreement acknowledge and agree that all litigation arising hereunder, whether direct or indirect, and of any and every nature whatsoever shall be satisfied solely out of the assets of the Funds and that no Trustee, officer or holder of shares of beneficial interest of the Funds shall be personally liable for any of the foregoing liabilities.

3.2.                            Definitions.  Any question of interpretation of any term or provision of this Agreement, including but not limited to the administration fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Administration Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Administration Agreement or the 1940 Act.

3.3.                            Enforceability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized.

Adviser Managed Trust, on behalf of each series of the Trust set forth in Schedule A		SEI Investments Global Funds Services

By:	/s/ Stephen G. MacRae	By:	/s/ Timothy D. Barto

Name: Stephen G. MacRae		Name: Timothy D. Barto

Title: Vice President		Title: Vice President

SCHEDULE A

EXPENSE LIMITATIONS

This Agreement relates to the following Funds of the Trust:

Name of Fund	Expense Limitation
Tactical Offensive Equity Fund	1.25%
Tactical Offensive Fixed Income Fund	0.89%